UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

(Commission File No. 1-14728)

Lan Airlines S.A.
(Translation of registrant's name in English)

Presidente Riesco 5711, piso 20
Las Condes,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __ No X

March 28, 2006.

On March 28, 2006, Lan Airlines, S.A. announced that its board of directors authorized the acquisition of three Boeing 767-300 airplanes to be delivered during 2007 and 2008. The total amount of this investment will be approximately U.S.$270 million. These acquisitions are in addition to the twelve other acquisitions disclosed in August 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006

Lan Airlines S.A.
/s/Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer